EXHIBIT 8

OPINION AND CONSENT OF KILPATRICK STOCKTON LLP

Suite 2800 1100 Peachtree Street Atlanta, Georgia 30309-4530 Telephone: 404.815.6500 Facsimile: 404.815.6555 Web site: www.kilpatrickstockton.com
September 19, 2001	E-mail: ABransford@KilpatrickStockton.com Direct Dial: 404.815.6480

Peoples Bancorp, Inc.
119 Maple Street
Carrollton, Georgia 30117

Ladies and Gentlemen:

We have been requested to render our opinion expressed below in connection with the proposed merger (the "Merger") of Peoples Bancorp, Inc. ("Peoples"), a Georgia corporation, with and into United Community Bank, Inc. ("United"), a Georgia corporation, with United being the surviving entity, pursuant to the terms and conditions of that certain Agreement and Plan of Reorganization dated June 29, 2001, (the "Reorganization Agreement"), by and between Peoples and United, and the related Agreement and Plan of Merger, dated as of June 29, 2001, by and between Peoples and United (the "Merger Agreement"). Unless otherwise indicated, terms used herein shall have the same meaning as defined in the Reorganization Agreement.

In rendering our opinion, we have examined the Reorganization Agreement, the Merger Agreement, applicable law, regulations, rulings and decisions.

Our opinions set forth below are subject to the following assumptions, qualifications, and exceptions:

A.            During the course of all of the foregoing examinations, we have assumed (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to us as originals, (iii) the legal capacity of all individuals, (iv) the conformity to original documents of all documents submitted to us as certified, conformed, or photo static copies, and (v) the authority of each person or persons who executed any document on behalf of another person.

B.            As to various factual matters that are material to our opinions set forth herein, we have relied upon the factual representations and warranties set forth in the Reorganization Agreement and related documents. We have not independently verified, nor do we assume any responsibility for, the factual accuracy or completeness of any such representations, warranties, statements, or certificates.

Based on and in reliance on the foregoing and the further qualifications set forth below, and provided that the Merger is consummated in accordance with the Reorganization Agreement and the Merger Agreement, it is our opinion that:

Peoples Bancorp, Inc.
September 19, 2001

  The Merger and the issuance of shares of United Common Stock to the holders of Peoples Stock in connection therewith, as described in the Reorganization Agreement and the Merger Agreement, will constitute a tax-free reorganization under section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code").

  Except for the recognition of gain as required by section 302 of the Code with respect to the receipt by the holders of Peoples Stock of cash in lieu of the issuance of fractional shares of United Common Stock, no gain or loss will be recognized by United, Peoples, or holders of Peoples Stock as a result of the Merger.

  The aggregate tax basis of the shares of United Common Stock received by a holder of Peoples Stock pursuant to the Merger will be the same as the tax basis of the shares of Peoples Stock.

  The holding period of the shares of United Common Stock received by a holder of Peoples Stock as part of the Merger will include the holding period of the shares of Peoples Stock exchanged therefor, provided that the Peoples Stock is held as a capital asset on the date of consummation of the Merger.

In general, cash received by holders of Peoples Stock exercising their dissenters’ rights will be treated as amounts received from the sale of their shares of Peoples Stock, and (provided that such Peoples Stock is a capital asset in the hands of such shareholders) each such shareholder will recognize capital gain or loss (short or long term, as appropriate) measured by the difference between the sale price of such Peoples Stock and such shareholder’s tax basis in such Peoples Stock.

We express no opinion as to the following: (a) the tax consequences that might be relevant to a particular holder of Peoples Stock who is subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations, non-United States persons, persons who do not hold their Peoples Stock as "capital assets" within the meaning of section 1221 of the Code, and persons who acquired their Peoples Stock pursuant to the exercise of options or otherwise as compensation, or (b) any consequences arising under the laws of any state, locality, or foreign jurisdiction.

This letter is solely for the information and use of you and the shareholders of Peoples and it is not to be used, circulated, quoted, or referred to for any other purpose or relied upon by any other person for whatever reason without our prior written consent.

Sincerely, KILPATRICK STOCKTON LLP By: /s/ Alex Bransford Alex Bransford, a Partner